Cenovus announces second quarter results, additional measures to build shareholder value

Second quarter highlights

- Combined oil sands production up 5% compared with second quarter of 2014
- Oil sands per-unit operating cost improvement of 30% from second quarter of 2014
- Gross cash proceeds of $3.3 billion from royalty and fee land business sale, received in July
- Second quarter cash flow of $0.89 per share, excluding the impact of a one-time cash tax charge of $0.31 per share

Production & financial summary			
(For the period ended June 30) Production (before royalties)	**2015 Q2**	2014 Q2	% change
Oil sands (bbls/d)	**130,734**	124,827	5
Conventional oil[1] (bbls/d)	**69,220**	76,861	-10
Total oil (bbls/d)	**199,954**	201,688	-1
Natural gas (MMcf/d)	**450**	507	-11
Financial ($ millions, except per share amounts)			
Cash flow[2]	**477**	1,189	-60
Per share diluted	**0.58**	1.57	
Operating earnings[2]	**151**	473	-68
Per share diluted	**0.18**	0.62	
Net earnings	**126**	615	-80
Per share diluted	**0.15**	0.81	
Capital investment	**357**	686	-48

[1] Includes natural gas liquids (NGLs).

[2] Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

Strategic update highlights

- On track to achieve approximately $280 million in 2015 cost reductions, 40% greater than initially targeted
- Targeting between 300 and 400 job reductions in Calgary in second half of 2015
- Third quarter dividend reduction of 40%; temporary discount on Dividend Reinvestment Plan (DRIP) discontinued
- Priority focus on expanding existing oil sands projects but at a more moderate pace of growth than in the past
- Investment in deferred oil sands expansions being considered for 2016

"We are planning for West Texas Intermediate oil prices to be approximately $65 per barrel through 2017," said Brian Ferguson, Cenovus President & Chief Executive Officer. "But even at $50 per barrel, we believe we are well positioned to be able to internally fund our reduced dividend as well as our sustaining and growth capital without compromising our balance sheet."

Strategic update

Calgary, Alberta (July 30, 2015) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continues to deliver strong operational performance, with dependable oil sands production growth and meaningful cost reductions. The company has undertaken a number of significant initiatives to strengthen its financial resilience and is now taking further steps intended to enhance value for shareholders during this extended period of low oil prices and market volatility. The company's actions are aimed at maintaining its balance sheet and helping to ensure Cenovus is operating with the greatest efficiency. In addition, Cenovus has adjusted its previous capital investment strategy and plans to take a more moderate approach to the growth of its oil sands assets.

Cenovus has already delivered on a number of its 2015 commitments, including reducing capital and discretionary spending, achieving meaningful improvements in its operating, capital and general and administrative (G&A) costs, making initial workforce reductions, and crystallizing significant value for shareholders by selling its royalty and fee land business at an attractive price. Today, Cenovus is announcing further measures, including an adjustment to its dividend and additional cost-cutting initiatives, to further align the company with the economic realities facing the oil and gas industry and help ensure it can remain competitive with oil production across North America.

"We've taken a number of decisive steps to help ensure financial resilience during a prolonged period of lower oil prices," said Ferguson. "As a result of these initiatives and the operational progress the company has made, we are now in an even stronger position to remain cost competitive and potentially resume investing in high-return growth projects."

Dividend update
With the expectation of a prolonged period of low oil prices and the cash flow impact from the sale of its royalty and fee land business, Cenovus is reducing its dividend by 40%. The Board of Directors has declared a third quarter dividend of $0.16 per share, payable on September 30, 2015 to common shareholders of record as of September 15, 2015. Based on the July 29, 2015 closing share price on the Toronto Stock Exchange of $18.61, this represents an annualized yield of about 3.4%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis. Over the long term, Cenovus intends to target a dividend payout ratio of 20% to 25% of after-tax cash flows. With this dividend reduction, the company is on track to be within its target range for 2015.

Cenovus has discontinued the temporary discount on its Dividend Reinvestment Plan (DRIP). The discount, which allowed shareholders to reinvest their dividends in Cenovus common shares at 3% below current market prices, was designed to conserve cash. Cenovus now believes it has adequate liquidity to manage through the low oil price environment, and the discount on the DRIP is no longer required. While the DRIP will remain in place, in future, common shares acquired under the DRIP will be purchased in the open market, eliminating the dilution caused by the issuance of shares from Treasury.

Cost reductions

Cenovus continues to make solid progress attacking cost structures across the entire company to reduce its spend and create sustainable cost improvements. The company previously announced a target of $200 million in upstream operating, capital and G&A cost savings for 2015, which were largely achieved within the first six months of the year. As a result, the company is increasing its cost-cutting expectation for 2015 to approximately $280 million, 40% higher than its initial target.

Part of the company's cost-cutting efforts has focused on workforce. In February, Cenovus announced initial plans to reduce its workforce by approximately 800 positions to align with capital budget reductions for the year. The company has since identified 300 to 400 positions at its Calgary offices that are expected to be eliminated before the end of 2015. These positions are no longer required because of a decrease in work due to the continued low oil price environment. Cenovus also intends to review the company's compensation, benefits and time-off practices to ensure they align with current and anticipated market conditions. The cost savings associated with these additional workforce efficiencies are expected to be at least $100 million annually. Because the full impact of these workforce savings is still being finalized and will likely be more evident in 2016, they have not been included in the company's $280 million overall cost-reduction target for this year.

Cenovus is also planning for additional staff reductions at its field operations in early 2016, as the company continues to identify even greater workforce efficiencies. Details of these additional reductions will be provided at a later date.

"Reducing the size of our talented workforce was not an easy decision, but it's the right one," said Ferguson. "The new economic reality for our industry includes low oil prices and competition from light tight oil in the U.S. To help ensure our continued success, we must adapt by reducing all of our costs and becoming as efficient as possible."

Specific examples of cost savings already achieved or underway this year include:
- The centralization of Cenovus's supply chain management team to allow for greater standardization of supplies and services, a reduction in the overall number of suppliers and more effective management of the company's spend
- An innovation in the design of well pads at oil sands sites to reduce the amount of area and infrastructure needed, which is anticipated to result in significant sustained capital and operating cost savings
- Improved drilling and completion processes
- Greater standardization of facility and infrastructure design
- Reduced supplier costs for on-site pipeline installation
- Improvements to oil sands waste disposal and handling processes

Of the company's targeted 2015 savings, about two-thirds are expected to come from operating cost improvements with the remainder related to reduced capital spending as well as lower G&A expenses. Cenovus anticipates about half of these savings will be sustainable over the long term.

More efficient organizational model

Cenovus also continues to make substantive progress with its transition to a new organizational model, which will help the company optimize its workflows, better utilize its people and expertise and achieve efficiencies that will lead to sustainable reductions in its overall cost structures. Under the new model, teams are being organized by function and aligned with the company's value chain as opposed to specific assets. Cenovus plans to have its functional model structure in place by the end of the year. The move is expected to result in additional workforce efficiencies.

Cenovus is also realigning the structure of its Leadership Team to better fit with the functional model. The planned retirements of four Executive Vice-Presidents announced this May are proceeding as expected. To minimize disruption to Cenovus's business and ensure the transitions are orderly and managed, the retiring executives will continue in varying capacities until the end of the first quarter of 2016. As a result of Cenovus's strong focus on internal succession planning, three of the vacancies on the Leadership Team are being filled by internal candidates who are being promoted to newly-restructured portfolios. In addition, an external search is well underway for a President, Upstream Oil & Gas, who will be responsible for the company's oil sands and conventional operations. Cenovus expects to have that candidate identified by September.

Disciplined capital allocation

Cenovus continues to focus on capital discipline, with its oil sands assets remaining its top priority for capital allocation. The company anticipates that 2015 capital spending will remain within its previously announced guidance of $1.8 billion to $2.0 billion.

In its first five years of operations, the company generated a compound annual production growth rate of 24% from its jointly owned Foster Creek and Christina Lake oil sands projects. In response to the company's expectations for a continued low oil-price environment, Cenovus is taking a more moderate and staged approach to expanding these assets. Rather than pursuing multiple major construction projects at the same time, the company will consider expanding existing projects and developing emerging opportunities only when it believes it can do so with the greatest efficiency and cost savings, while generating the greatest potential return for shareholders. The company is no longer targeting to achieve 500,000 barrels per day (bbls/d) of net oil production by 2021.

For the remainder of 2015, Cenovus's capital investment priorities are:
- Sustaining existing oil sands production
- Completing the ongoing Foster Creek phase G expansion
- Completing the ongoing Christina Lake optimization and phase F expansion

These projects remain on schedule and are expected to add approximately 100,000 bbls/d of incremental gross production capacity (50,000 bbls/d net) by the end of 2016, an increase of about 25% to the company's current total crude oil production volumes once the phases are at full operational capacity.

For 2016, Cenovus is considering investing capital in additional expansion projects that were deferred earlier this year. With considerable strength on its balance sheet and the sustained reductions already achieved, the company has the financial capability to resume those projects when it feels the timing is right. Those investment decisions would be based on oil price stability, continued balance sheet strength, the company's ongoing cost-cutting success as well as fiscal and regulatory certainty. Cenovus is allocating between $25 million and $30 million for the remainder of 2015 to prepare for the possibility of construction resuming on some of these projects next year.

Once a decision is made to proceed, Cenovus's priority would be to allocate capital to re-start construction at its deferred Christina Lake phase G and Foster Creek phase H expansions. The next priority would be to resume work at the Narrows Lake oil sands project. These projects have the ability to provide top-tier returns.

As with its oil sands operations, Cenovus is also taking a more moderate approach to investing in its conventional oil opportunities, with a focus on drilling projects that are considered to be relatively low risk, with short production cycle times and expected returns well in excess of the company's internal hurdle rate of 15%. As part of this strategy, Cenovus is currently directing capital to resume drilling at the company's tight oil projects in southeast Alberta, where it has experienced success in recent years, and at its Weyburn enhanced oil recovery project in Saskatchewan, which benefits from strong netbacks and returns at current prices. Cenovus has allocated $70 million, activating three rigs, to resume its conventional drilling program in the third quarter. The company has no plans to allocate additional capital to its Pelican Lake or other conventional projects this year.

Cenovus continues to believe in the long-term potential of its emerging projects, including Telephone Lake and Grand Rapids. At this time though, plans for development of these projects have been deferred, as the company continues to work on new technology and process improvements that are expected to further reduce capital and operating costs for those assets.

The company expects to provide further clarity around its capital investment plans when it releases its 2016 budget in December.

Value creation & portfolio management
During the quarter, Cenovus announced an agreement to sell Heritage Royalty Limited Partnership (HRP), a wholly owned subsidiary holding the company's royalty and fee land business. Included in the agreement were associated royalties on third-party interest volumes and on Cenovus's working interest production as well as a Gross Overriding Royalty (GORR) on the company's Pelican Lake and Weyburn production. The sale, which closed on July 29, 2015, generated gross cash proceeds of $3.3 billion, with an expected after-tax gain of approximately $1.9 billion, to be recorded in the third quarter. The proceeds further supplement Cenovus's strong balance sheet and ongoing prudent management of its finances. On a pro forma basis, including the proceeds from the sale of its royalty and fee land business, Cenovus would have had a second quarter net debt to capitalization ratio of 7%, with net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of 0.3 times. The transaction provides the company with the flexibility to invest in projects that offer the greatest returns for shareholders over the near- and medium-term, when oil prices are expected to remain low. At current oil and gas prices, the transaction is expected to reduce Cenovus's future cash flow by approximately $120 million annually.

On June 4, 2015, Cenovus announced an agreement to purchase a crude-by-rail trans-loading facility located in Bruderheim, Alberta for approximately $75 million. The purchase supports the company's strategy of increasing transportation options to maximize access to global markets where it expects to capture higher prices for its oil. The transaction is expected to close August 31, 2015, subject to certain conditions.

Cenovus maintains an active portfolio management program, continuously assessing both acquisition and divestiture opportunities. As part of its strategy to add shareholder value, the company continues to look for opportunities to crystallize additional value from its conventional portfolio, as it did with the HRP sale. Cenovus's conventional oil and natural gas assets have historically provided reliable cash flow, well in excess of their capital investment requirements, to fund the company's oil sands expansions. As production from the oil sands assets grows and they contribute increasing free cash flow, the strategic value of some of its conventional assets has become less important than in previous years.

While Cenovus continues to believe in the value of its integrated strategy, which includes its refineries, the company has no pending plans to invest in additional downstream assets. It would consider a downstream acquisition only if it offers compelling value and strategic fit, as was identified with the recent Bruderheim rail facility transaction.

Guidance updated

Cenovus has updated its 2015 full-year guidance to reflect actual results for the first six months of the year and the company's estimates for the third and fourth quarter. The updated guidance, available at cenovus.com under "Investors," reflects Cenovus's expectations for continued strong oil sands production, as well as its improved outlook for upstream operating and G&A expenses compared with the company's previous guidance. The outlook for cash flow is also significantly improved, largely as a result of higher anticipated oil prices, partially offset by the cash flow impact from the sale of the company's royalty and fee land business. The company's 2015 capital budget remains unchanged at $1.8 billion to $2.0 billion.

Second quarter results

Cenovus continued to deliver strong operating performance in the second quarter, with incremental growth in its oil sands production. The company also continues to benefit from its integrated strategy, with operating cash flow from its jointly owned U.S. refineries up by more than one-third compared with the second quarter of 2014. In addition, the company continued to build on its efforts to cut costs, achieving significantly lower operating expenses compared with the second quarter of 2014. Cash flow in the second quarter was lower than in the same period a year earlier, largely as a result of the sharp drop in crude oil and natural gas prices. Cash flow was also negatively impacted by an acceleration of current tax payable in response to an increase in Alberta's corporate income tax rate.

Foster Creek and Christina Lake are operating very well, with average combined oil sands production of nearly 131,000 bbls/d net in the second quarter, a 5% increase from the same period a year earlier. In July, combined production averaged almost 150,000 bbls/d net, which is above the original design capacity for both operations.

Foster Creek production grew to more than 58,000 bbls/d net in the second quarter, a 3% increase from the same period of 2014, despite a shutdown of the project in the latter half of the quarter. In late May, a decision was made to undertake the precautionary evacuation and orderly shutdown of operations at both the Foster Creek and Athabasca natural gas properties due to a forest fire that caused the closure of the only access road to the projects. While the fire resulted in no damage to the Foster Creek facilities, the 11-day outage reduced second quarter oil sands production by approximately 10,500 bbls/d net (about 2,600 bbls/d net on an annualized basis). Following the restart of operations at Foster Creek, flush production contributed to record daily volumes, which has helped offset some of the production losses related to the shutdown. The flush production is expected to taper off, and the company continues to expect full-year production at Foster Creek will remain within its previously announced guidance of 62,000 bbls/d to 68,000 bbls/d net.

At Christina Lake, second quarter production averaged more than 72,000 bbls/d net, up 6% from the same period in 2014. Compared with the first quarter of 2015, production declined approximately 4,000 bbls/d net due to unplanned downtime, primarily because of a power outage. Cenovus expects full-year production volumes at Christina Lake to be above the midpoint of its previously announced guidance of 67,000 bbls/d to 74,000 bbls/d net.

Oil sands operating expenses for the quarter declined $4.64 per barrel (bbl), or 30%, compared with the same period in 2014. Non-fuel per-unit operating costs decreased due to higher production volumes, reduced workover activity (primarily due to lower-cost electric submersible pump changes) and lower repair and maintenance costs resulting from improved scheduling of work. Foster Creek's second quarter non-fuel operating expenses included approximately $2.6 million net, or $0.49/bbl, of incremental costs related to the shutdown and restart of the facility due to the forest fire. Fuel costs at Foster Creek and Christina Lake declined as a result of reduced natural gas prices and lower fuel consumption per barrel of production.

Impact of commodity prices and taxes
While crude oil benchmark prices strengthened compared with the first quarter of 2015, they remain significantly weaker than a year ago. In the second quarter, sales prices for Cenovus's crude oil and natural gas were approximately 38% lower compared with the same period in 2014. This contributed to a 42% decrease in upstream operating cash flow, which was partially offset by a 36% increase in operating cash flow from refining and marketing. Total operating cash flow declined 28% to $928 million compared with the second quarter of 2014.

Cash flow was $477 million in the second quarter, 60% lower than in the same period in 2014. In addition to lower crude oil and natural gas prices, cash flow was negatively impacted by higher than planned current income tax expense of $315 million compared with a tax recovery of $7 million in the same period a year earlier. The higher tax expense was primarily due to the acceleration in timing of income tax payable in response to the recent increase in the Alberta corporate income tax rate from 10% to 12%, effective July 1, 2015.

After investing $357 million in the second quarter, Cenovus had free cash flow of $120 million, down from $503 million in the same period a year earlier.

Oil Projects

Daily production[1]								
(Before royalties) (Mbbls/d)	**2015**		2014					2013
	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands								
Christina Lake	**72**	76	69	74	68	68	66	49
Foster Creek	**58**	68	59	68	57	57	55	53
Oil sands total	**131**	144	128	142	125	125	120	103
Conventional oil[2]	**69**	74	75	74	74	77	76	77
Total oil	**200**	218	203	216	199	202	197	179

[1] Totals may not add due to rounding.
[2] Includes NGLs production.

Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of value creation. The two operations currently producing, Christina Lake and Foster Creek, use steam-assisted gravity drainage (SAGD), which involves drilling into the reservoir and injecting steam at low pressures to soften the thick oil, so it can be pumped to the surface. Cenovus has approval for a third major oil sands project at Narrows Lake. These projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus also has a significant opportunity to deliver increased shareholder value over the long term through production growth from several identified emerging projects and additional future developments.

Christina Lake

Production
- Production at Christina Lake averaged 72,371 bbls/d net in the second quarter of 2015, 6% higher than in the same period a year earlier, due to the startup of new wells and improved plant and reservoir performance. In addition, Christina Lake benefited in the quarter from production at phase E, which reached design capacity during the second quarter of 2014.
- The steam to oil ratio (SOR) was 1.7, an improvement from 1.8 in the second quarter of 2014.
- Operating costs at Christina Lake were $8.32/bbl in the second quarter, down 31% from $12.08/bbl in the same period of 2014. Just under half of the reduction was due to reduced fuel costs as a result of lower natural gas prices and a decrease in fuel consumption per barrel of production.
- Non-fuel operating costs were $6.14/bbl, down 25% from $8.22/bbl in the second quarter of 2014. The decrease was due to lower repair and maintenance costs resulting from improved scheduling of work, reduced workover activity (primarily due to lower-cost electric submersible pump changes) and higher production volumes.
- The netback the company received for its Christina Lake oil production was $29.76/bbl in the second quarter, down 42% from $51.66/bbl in the same period a year earlier.

Expansions

- Cenovus's plant optimization project at Christina Lake is nearly complete. The project is designed to add additional steam generating capacity and optimize oil treating. Cenovus expects the optimization to ramp up over a period of 12 months, beginning in the fourth quarter of 2015, with total gross production capacity at Christina Lake increasing to 160,000 bbls/d as a result.
- The company is progressing construction at Christina Lake phase F. Central plant construction is expected to be complete by the end of 2015. First oil from this phase is expected in the second half of 2016. Phase G central plant construction, which is currently on hold, is more than one-third complete.
- Second quarter capital investment at Christina Lake was $161 million, compared with $183 million in the second quarter of 2014.

Foster Creek

Production

- Foster Creek production averaged 58,363 bbls/d net in the second quarter, 3% higher than in the second quarter of 2014. The increase was primarily due to additional production from phase F, which continues to ramp up on schedule. The ramp-up is expected to be complete in the first quarter of 2016, approximately 18 months following first production. After nine months of ramp-up, phase F contributed approximately 16,000 bbls/d gross in incremental production in the second quarter and is currently producing almost 23,000 bbls/d gross. The phase F plant has a gross design capacity of 30,000 bbls/d.
- The increase in second quarter production was partially offset by the temporary shutdown of operations at Foster Creek in late May and early June due to a nearby forest fire, resulting in the loss of approximately 10,500 bbls/d net for the quarter.
- The SOR at Foster Creek was 2.3 in the second quarter, an improvement from 2.6 in the same period a year earlier. The lower SOR was due, in part, to incremental production from phase F in the second quarter of 2015 compared with the same period a year earlier when wells were being started up without any associated production. The SOR also decreased as a result of improved conformance on new well pairs. Foster Creek's SOR is expected to range between 2.6 and 3.0 while expansion phases F and G are ramping up. After ramp-up, the SOR is expected to drop below 2.5.
- Operating costs at Foster Creek decreased 30% to $13.47/bbl compared with $19.38/bbl a year earlier. Approximately one-third of the decrease was due to reduced fuel costs as a result of lower natural gas prices and a decrease in fuel consumption per barrel of production.
- Non-fuel operating costs fell 28% to $10.69/bbl in the second quarter compared with $14.78/bbl in the same quarter last year. The decrease was due to reduced workover activity (primarily due to lower-cost electric submersible pump changes) and higher production volumes.
- The netback the company received for its Foster Creek oil was $23.77/bbl in the second quarter, compared with $50.15/bbl in the same period a year earlier.

Expansions

- Construction is continuing on phase G, which is anticipated to begin producing in the first half of 2016. Plant construction at phase G is approximately three-quarters complete. Phase H is currently on hold.
  Second quarter capital investment at Foster Creek was $73 million, compared with $209 million in the second quarter of 2014, down 65%.

Narrows Lake

- Cenovus believes Narrows Lake has the potential to achieve total production capacity of 130,000 bbls/d. Narrows Lake is expected to be the industry's first project to use a solvent aided process (SAP) on a commercial scale, combining butane with steam to improve oil recovery.
- In the second quarter, the company spent approximately $9 million at Narrows Lake, primarily due to initial procurement commitments, continued engineering and work to complete a camp facility that was already under construction.
- The company plans to take advantage of the slower pace of development to further optimize its engineering and execution strategy to find the most economic way to develop the project.

Emerging projects

Grand Rapids

- Cenovus continues to operate a SAGD pilot project at Grand Rapids with two producing well pairs. A third pilot well pair was drilled, completed and put on steam circulation in the second quarter. Data from these well pairs will be used to help determine the company's development plan for Grand Rapids.
- The company has completed the dismantling and storage of an existing SAGD facility that Cenovus purchased in 2014 and intends to relocate to the Grand Rapids site once the development plan has been finalized and a decision made to start investing in a commercial project, subject to more favourable conditions.
- Grand Rapids has regulatory approval for total production capacity of 180,000 bbls/d.

Telephone Lake

- Cenovus continues to review development options for Telephone Lake after receiving approval for an initial 90,000 bbls/d SAGD project from the Alberta Energy Regulator in late 2014.

Conventional oil

Cenovus has tight oil opportunities in Alberta as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery. Cenovus also produces conventional heavy oil from the Wabiskaw formation using polymer and water floods at its 100%-owned Pelican Lake operation in northern Alberta.

- Total conventional oil production was 69,220 bbls/d in the second quarter, down 10% from 76,861 bbls/d in the same period a year ago, primarily due to expected natural declines and the sale of non-core assets in the third quarter of 2014 as well as capital spending reductions resulting in no new drilling. The non-core assets sold had production of approximately 3,000 bbls/d in the second quarter of last year.

- Operating costs for Cenovus's conventional oil operations were $15.58/bbl in the second quarter, down 18% from $18.89/bbl in the same period of 2014. The decrease was due, in part, to lower workover costs and lower repair and maintenance expenses resulting from improved scheduling of work. In addition, waste fluid handling and trucking costs declined.
- The company invested $34 million in its conventional oil assets in the second quarter, compared with $149 million in the same period a year earlier.
- Pelican Lake continues to deliver reliable production and cash flow following the company's decision to significantly reduce capital spending and optimize operations at the project. During the second quarter, Pelican Lake produced an average of 25,053 bbls/d, a slight improvement over the same quarter of 2014. Operating costs at Pelican Lake were $15.35/bbl, a 28% reduction from the second quarter of 2014.
- The company plans to restart a portion of its conventional drilling program in the third quarter of this year, directing approximately $70 million toward the program for the remainder of 2015. This program is focused on Cenovus's tight oil assets in southern Alberta and the company's Weyburn enhanced oil recovery project in Saskatchewan.
- With reduced production associated with the divestiture of Cenovus's royalty and fee land business expected to be partially offset by production from new drilling, the company anticipates conventional oil volumes to be within its previously announced guidance of between 66,000 bbls/d and 70,000 bbls/d for 2015.

Natural Gas

Daily production								
(Before royalties) (MMcf/d)	**2015**		2014					2013
	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural gas	**450**	462	488	479	489	507	476	529

Cenovus has a solid base of established, reliable natural gas properties in Alberta. The company has been managing these properties as financial assets, rather than production assets, due to their ability to generate operating cash flow well in excess of their ongoing capital investment requirements.

- Natural gas production averaged 450 million cubic feet per day (MMcf/d) in the second quarter, down 11% from 507 MMcf/d in the same period in 2014.
- Cenovus anticipates continued declines in its natural gas production in future quarters, as the company continues to direct the majority of its capital investment to its crude oil properties.
- The company invested $2 million in these assets, compared with $5 million in the same quarter a year earlier.
- Cenovus's average realized sales price for natural gas, including hedging, was $3.21 per thousand cubic feet (Mcf), compared with $4.85/Mcf a year earlier.
- Natural gas use at Cenovus's operations is forecast to be about 180 MMcf/d in 2015.

Downstream

To capture the highest value for its oil, Cenovus takes an integrated approach to production, transportation, marketing and refining. The company is focused on finding new customers in North America and around the world where it expects to receive the best prices, and on ensuring it has the ability to move oil to those customers. Cenovus is also working to create a variety of oil blends that it expects will help maximize its transportation and refining options.

Cenovus has ownership in the Wood River Refinery in Illinois and the Borger Refinery in Texas. These refineries, which are jointly-owned with the operator, Phillips 66, produce high-quality end products like diesel, gasoline and jet fuel. On an integrated basis, Cenovus's refining business provides an economic hedge against heavy crude oil discounts to West Texas Intermediate (WTI).

The company continues to support proposed pipelines to Canada's east and west coasts as well as to the U.S. to help secure additional shipping capacity for its expected production growth. To complement this approach and access markets not served by pipeline, the company has also been pursuing a strategy to expand its capacity to transport oil by rail.

Refining and marketing

Operations
- Cenovus's refineries processed an average of 441,000 bbls/d gross of crude oil in the second quarter (96% utilization), down 5% from 466,000 bbls/d gross (101% utilization) in the same period a year ago. The decrease was largely the result of unplanned outages. Together, the two refineries processed an average of 200,000 bbls/d gross of heavy oil in the quarter, compared with 221,000 bbls/d gross in the second quarter of 2014.
- The refineries produced an average of 462,000 bbls/d gross of refined products in the second quarter, down 6% from 489,000 bbls/d gross in the same quarter in 2014.

Financial
- Operating cash flow from refining and marketing was $300 million in the second quarter, 36% higher than in the same period in 2014. The increase was primarily due to improved margins on the sale of secondary products such as coke and asphalt, the weakening of the Canadian dollar relative to the U.S. dollar and an increase in average market crack spreads.
- Higher operating cash flow was partially offset by the increase in heavy crude oil feedstock costs for Cenovus's refineries, relative to WTI, as the differential between the price of Canadian heavy oil and the price of benchmark light crude oil narrowed. The overall decrease in refined product output also had a negative impact on operating cash flow.
- Cenovus's refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's operating cash flow from refining would

have been $101 million lower in the second quarter, compared with $31 million lower in the second quarter of 2014.

- Capital investment was $48 million in the second quarter, compared with $46 million a year earlier. As a result of cost savings initiatives, 2015 capital spending is expected to be lower than originally anticipated, which is reflected in Cenovus's updated guidance.

Market access

- On average, Cenovus transported approximately 6,000 gross bbls/d of crude oil by rail in the second quarter to markets in Canada and the U.S., including eight unit train shipments.
- As part of its strategy to create a portfolio of transportation options designed to maximize market access and capture global prices for its oil, Cenovus agreed in June to purchase Canexus Corporation's rail trans-loading terminal at Bruderheim, Alberta for approximately $75 million, subject to closing adjustments. The transaction is expected to close August 31, 2015, subject to certain conditions. The terminal adds strategic value for Cenovus due to its existing pipeline connections to both the Cold Lake and Access crude oil pipeline systems as well as its links to the Canadian Pacific and Canadian National rail lines. Cenovus currently transports production volumes from Foster Creek to Bruderheim on the Cold Lake pipeline.
- Cenovus has 50,000 bbls/d of contracted capacity on Enbridge's Flanagan South system, increasing to 75,000 bbls/d in 2018. Initial deliveries on Flanagan South, which provides additional pipeline access to the U.S. Gulf Coast, began in December 2014.
- The company has firm service capacity of 11,500 bbls/d on the existing Trans Mountain pipeline, giving the company access to the West Coast.
- Cenovus has also committed to moving 200,000 bbls/d on TransCanada's proposed Energy East pipeline, has additional shipping capacity of 175,000 bbls/d on planned pipelines to the West Coast and has 75,000 bbls/d of committed capacity on TransCanada's proposed Keystone XL system.

Financial

Cash flow, earnings, capital investment, G&A and debt ratios
- Cenovus generated $477 million in cash flow in the second quarter, 60% less than in the same quarter a year prior. The decrease was due, in part, to the sharp year-over-year decline in crude oil and natural gas prices.
- Cash flow was also negatively impacted by higher than planned current income tax expense of $315 million, compared with a tax recovery of $7 million in the same period of 2014. The higher tax expense was primarily due to the acceleration in timing of income tax payable in response to the recent increase in the Alberta corporate income tax rate from 10% to 12%, effective July 1, 2015.
- Operating cash flow was $928 million in the second quarter, 28% lower compared with the second quarter of 2014.
- The company had operating cash flow, net of capital expenditures, of $67 million from crude oil production at its oil sands projects. Operating cash flow in excess of

capital invested was $187 million from conventional oil, $76 million from natural gas and $252 million from refining and marketing.

- Cenovus had operating earnings of $151 million in the second quarter, compared with operating earnings of $473 million in the same quarter in 2014. The decrease was primarily due to the decline in cash flow as well as an exploration expense of $21 million in the second quarter of 2015, compared with an exploration expense of $1 million in the same period of 2014. The decrease in operating earnings was partially offset by a recovery of deferred income tax and lower employee long-term incentive costs.

- Cenovus had net earnings of $126 million for the quarter, compared with net earnings of $615 million in the second quarter of 2014. In addition to lower operating earnings, the decline was related to higher unrealized risk management losses of $151 million, compared with $11 million in losses a year prior, and lower non-operating unrealized foreign exchange gains of $99 million, compared with $177 million in gains in the previous year's period. Net earnings were also impacted by a deferred income tax recovery of $261 million, compared with a deferred tax expense of $216 million in the second quarter of 2014.

- Capital investment was $357 million in the second quarter, a 48% decline from $686 million in the second quarter of 2014, as the company reduced capital spending to conserve cash. Almost three-quarters of the investment was at the company's oil sands operations, as it progressed expansion phases at Christina Lake and Foster Creek.

- G&A expenses were $73 million, 28% lower than in the second quarter of 2014. The decrease was primarily due to lower employee long-term incentive costs. Reductions in discretionary spending and workforce also contributed to the year-over-year improvement in G&A expenses.

- Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At June 30, 2015, the company's debt to capitalization ratio was 35% and debt to adjusted EBITDA was 2.1 times, on a trailing 12-month basis. The net debt to capitalization ratio was 28% and net debt to adjusted EBITDA was 1.5 times, on a trailing 12-month basis. On a pro forma basis, including the proceeds from the sale of its royalty and fee land business, Cenovus would have had a second quarter net debt to capitalization ratio of 7%, with EBITDA of 0.3 times.

Commodity price hedging
- In the second quarter, Cenovus added Brent fixed-price hedges for July to September of 7,000 bbls/d at an average price of US$61.41/bbl and 25,000 bbls/d at an average price of C$80.76/bbl. In addition, Cenovus added Brent fixed-price hedges for October to December of 17,000 bbls/d at an average price of US$67.41/bbl and 8,000 bbls/d at an average price of C$82.59/bbl.

- For the first half of 2016, Cenovus added Brent fixed-price contracts of 9,000 bbls/d at an average price of US$69.63/bbl and 6,000 bbls/d at an average price of C$84.44/bbl. For the full-year 2016, Cenovus added Brent fixed-price hedges of 6,000 bbls/d at an average price of US$67.71/bbl.

- Cenovus had a realized after-tax hedging gain of $32 million in the second quarter, as the company's contract prices exceeded the average benchmark price. The company had unrealized after-tax hedging losses of $106 million in the quarter, primarily due to the realization of settled positions and increases in forward market prices.

- Cenovus received an average realized price, including hedging, of $51.23/bbl for its oil in the second quarter. This compares to an average realized price, including hedging, of $78.39/bbl in the second quarter of 2014. The average realized price for natural gas, including hedging, was $3.21/Mcf, compared with $4.85/Mcf a year ago.

Operating earnings[1]		
(For the period ended June 30) ($ millions, except per share amounts)	**2015** **Q2**	2014 Q2
Earnings (loss) before income tax Add back (deduct):	**180**	824
Unrealized risk management (gains) losses[2]	**151**	11
Non-operating unrealized foreign exchange (gains) losses[3]	**(99)**	(177)
(Gains) losses on divestiture of assets	**-**	(20)
Operating earnings (loss), before income tax	**232**	638
Income tax expense (recovery)	**81**	165
Operating earnings (loss)	**151**	473

[1] Operating earnings is a non-GAAP measure as defined in the Advisory.
[2] The unrealized risk management (gains) losses include the reversal of unrealized (gains) losses recognized in prior periods.
[3] Includes unrealized foreign exchange (gains) losses on translation of U.S. dollar denominated notes issued from Canada and foreign exchange (gains) losses on settlement of intercompany transactions.

Achievements and recognitions

Cenovus had its best safety performance ever during the first six months of 2015, with a total recordable injury frequency (TRIF) of 0.37, down 57% from the same period in 2014. In the second quarter, the TRIF was down 67% from the same period the previous year.

In June 2015, Cenovus was named one of the Top 50 Socially Responsible Corporations in Canada by Maclean's magazine and Sustainalytics for the fourth year in a row. The company was also recognized by Corporate Knights magazine as one of the 2015 Best 50 Corporate Citizens in Canada for the fifth consecutive year. In addition, Cenovus was included in the Euronext Vigeo World 120 Index for the second year. The index recognizes the top 120 companies globally for their high degree of control of corporate responsibility risk and contributions to sustainable development. Cenovus released its 2014 corporate responsibility report in June, which can be found on cenovus.com.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 30, 2015, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY
FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

- Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company's assets for comparability of Cenovus's underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.
- Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus's interim and annual Consolidated Financial Statements. Cash flow is a measure commonly used in the oil and gas industry to assist in measuring a company's ability to finance its capital programs and meet its financial obligations.
- Free cash flow is defined as cash flow less capital investment.
- Operating earnings is used to provide a consistent measure of the comparability of the company's underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings (loss) before tax, excluding the effect of changes in statutory income tax rates.
- Debt to capitalization, net debt to capitalization, debt to adjusted EBITDA and net debt to adjusted EBITDA are ratios that management uses to steward the company's overall debt position as measures of the company's overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Capitalization is defined as debt plus shareholders' equity. Net debt to capitalization is defined as net debt

divided by net debt plus shareholders' equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus's liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus's second quarter 2015 Management's Discussion & Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION

Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Netbacks reported in this news release are calculated as set out in the Annual Information Form (AIF). Heavy oil prices and transportation and blending costs exclude the costs of purchased condensate, which is blended with heavy oil. For the second quarter of 2015, the cost of condensate on a per barrel of unblended crude oil basis was as follows: Christina Lake - $32.90 and Foster Creek - $29.82.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively "forward-looking information") about Cenovus's current expectations, estimates and projections, made in light of the company's experience and perception of historical trends. Forward-looking information in this document is identified by words such as "anticipate", "believe", "expect", "plan", "forecast" or "F", "target", "projected", "future", "could", "should", "focus", "proposed", "schedule", "potential", "capacity", "may", "strategy", "priority", "outlook" or similar expressions and includes suggestions of future outcomes, including statements about: the strength of the company's position to support future investment and delivery of value under various potential conditions; adequacy of the company's liquidity to manage through the current low-price environment; growth strategy and related schedules, including priorities and focus; projections contained in the company's updated 2015 guidance; forecast operating and financial results; planned capital expenditures, capital investment priorities and expected conditions for future capital investments; project capacities; expected future production, including the timing, stability or growth thereof; improving cost structures, including relative to cost reduction targets, the expected timing, sustainability and potential impacts of anticipated cost savings and potential outcomes of the company's assessment of its workforce and G&A requirements; the expected timing and potential impacts of the transition to a new functional model; the long-term potential of the company's emerging projects; expected impacts of the disposition of Heritage Royalty Limited Partnership; expected impacts and timeline for closing of the crude-by-rail trans-loading facility acquisition; acquisition and disposition strategy; forecast natural gas use at operations; expected SOR; expected increase in production capacity through optimization activity; potential for optimization of engineering and execution strategy, including related impacts on capital efficiencies; operating cash flow relative to ongoing capital investment requirements for properties; expected future refining capacity; expected pipeline capacity; broadening market access; the company's work on a variety of oil blends, including potential related impact on transportation and refining options; dividend plans and dividend strategy, including with respect to the dividend reinvestment plan; anticipated timelines for future regulatory, partner or internal approvals; forecasted commodity prices; future use and development of technology; targeted future debt to capitalization ratio and debt to adjusted EBITDA; and projected shareholder value and total shareholder return. Readers are cautioned not to place undue reliance on forward-looking information, as the company's actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus's current guidance, available at cenovus.com; the company's projected capital investment levels, the flexibility of the company's capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the company's ability to obtain necessary regulatory and partner approvals and closing of the crude-by-rail trans-loading facility acquisition; the successful and timely implementation of capital projects or stages thereof; the company's ability to generate sufficient cash flow to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2015 guidance is based on an average diluted number of shares outstanding of approximately 819 million. It assumes: Brent of US$62.25/bbl, WTI of US$56.75/bbl; WCS of US$44.00/bbl; NYMEX of US$2.85/MMBtu; AECO of $2.65/GJ; Chicago 3-2-1 crack spread of US$18.50/bbl; and an exchange rate of $0.81 US$/C$.

The risk factors and uncertainties that could cause Cenovus's actual results to differ materially include: risks inherent to completion of the company's crude-by-rail trans-loading facility acquisition, including obtaining any necessary regulatory or other third-party approvals and satisfying other closing conditions in connection therewith; volatility of and assumptions regarding oil and natural gas prices; the effectiveness of the company's risk management program, including the impact of derivative financial instruments, the success of the company's hedging strategies and the sufficiency of its liquidity position; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus's marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA, net debt to adjusted EBITDA, debt to capitalization and net debt to capitalization; ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; changes in credit ratings applicable to Cenovus or any of its securities; changes to Cenovus's dividend plans or strategy, including the dividend reinvestment plan; accuracy of Cenovus's reserves, resources and future production estimates; ability to replace and expand oil and gas reserves; ability to maintain the company's relationships with its partners and to successfully manage and operate its integrated heavy oil business; reliability of the company's assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus's business; the timing and the costs of well and pipeline construction; the company's ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus's business, its financial results and its consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus's material risk factors, see "Risk Factors" in our AIF or Form 40-F for the year ended December 31, 2014 and "Risk Management" in our current and annual Management's Discussion and Analysis (MD&A), available on SEDAR at sedar.com, EDGAR at sec.gov and on the company's website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $20 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations
Kam Sandhar
Director, Investor Relations
403-766-5883

Graham Ingram
Manager, Investor Relations
403-766-2849

Anna Kozicky
Senior Analyst, Investor Relations
403-766-4277

Steve Murray
Senior Analyst, Investor Relations
403-766-3382

Media
Brett Harris
Media Lead
403-766-3420

Sonja Franklin
Media Advisor
403-766-7264

General media line
403-766-7751